Exhibit 99.1

Merus Labs Reports Solid Fiscal Q1 2016 Results

•	Net Revenue of $15.9 million, a 50% increase over Q1 2015
•	Adjusted EBITDA of $8.5 million, an 13% increase over Q1 2015
•	Conference call at 8:30 a.m. ET on February 12, 2016

TORONTO, Feb. 11, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] today announced its financial results for its first quarter of fiscal year 2016.

Corporate Highlights

"We are pleased with our fiscal first quarter results, which confirm the strength and predictability of our business. Over the past several months we have enhanced our team, improved business processes, and increased our pipeline. Our most significant advantage is our scalable platform. The recent acquisition of the nitrate portfolio from UCB demonstrates our ability to leverage our 30 country European platform, access to low cost debt and favourable tax rates," stated Barry Fishman, Chief Executive Officer.

In fiscal Q1 2016, the Company incurred a net loss of $0.9 million compared to a net loss of $0.2 million for the prior year period. Revenues for the quarter were $15.9 million, earnings before interest, taxes, depreciation and amortization ("EBITDA") was $7.5 million and adjusted EBITDA which adds back non-cash share based compensation expense, foreign exchange and investment expenses was $8.5 million. For the same period last year, revenues, EBITDA, and adjusted EBITDA were $10.6 million, $7.5 million and $7.6 million, respectively.

Revenues were considerably higher in fiscal Q1 2016 compared to the same quarter last year, as a result of the addition of Salagen and Estraderm, along with a shift to recording most of our Sintrom sales on a gross basis. The first quarter fiscal 2016 results do not include any earnings from the newly acquired nitrates portfolio as the products were acquired subsequent to the end of the quarter.

Foreign exchange rates also had a positive impact on the quarter and going forward will have a natural hedge as a result of our new Euro-denominated credit facility and the transfer to a euro-denominated contract manufacturing agreement for Sintrom later this year.

Product Sales

"Our underlying business, based on IMS data from pharmacy purchases, is continuing to perform as expected, with inventory levels in markets where we currently hold the marketing authorization reaching a steady state. Our focused demand-creation strategies in select markets for Emselex continue to make an impact. Sales in the UK and Netherlands continue to outpace the market and we are planning to introduce Emselex in two new European markets over the next several months," commented Barry Fishman.

Revenues attributable to Emselex for fiscal Q1 2016 were $7.8 million, compared to $6.0 million for the same period last year. Revenues for Emselex were higher in the current year compared to the prior year due primarily to starting a new more profitable partnership agreement in Germany that replaced a previous legacy agreement.

As previously communicated, in July 2014, the German Federal Joint Committee (GB-A) initiated a process to review the establishment of a new "jumbo class" for overactive bladder products. The proposed maximum reimbursement price will be set at approximately 40% of our current weighted average net selling prices. Germany represented approximately 40% of fiscal 2015 Emselex net sales. Although we have not received confirmation of the effective date, the new regime is expected to take effect during the next few months. The proposed price level and expected implementation timing are in-line with Company expectations.

Revenues from Sintrom during fiscal Q1 2016 were $5.3 million, compared to $3.8 million for the prior year period. The increase in Sintrom revenue in the quarter is primarily related to the transition from recording on a net basis to a mostly gross basis. On a gross basis, revenue would have been $6.9 million and $7.9 million in the current and prior period, respectively. In-market revenues continue to hold steady with slightly lower shipments than normal in the current quarter due to the impact of a one-time inventory stocking by our partner in Spain during fiscal Q4 2015.

During fiscal Q1 2016, the recording of revenues from Sintrom in several territories switched from a net basis to a gross basis as a result of the marketing authorizations and commercial operations being transferred. As a result, the revenues and cost of goods related to sales handled directly by Merus were recorded on a gross basis.

Salagen continues to perform well with revenues from the product during Q1 2016 totaling $1.6 million. Revenues from Estraderm during the quarter were $0.4 million. Similar to Sintrom, during the current period, the Company recorded Salagen and Estraderm revenues in the statements of operations entirely on a net basis, whereby revenues were recorded net of cost of goods and operating expenses.  Had the Company recorded Salagen and Estraderm on a gross basis, revenues and cost of goods would have been higher by $0.4 million related to Salagen and $0.3 million related to Estraderm.

Revenues attributable to Vancocin were $0.8 million for both Q1 2016 and Q1 2015. The flat revenue trend from this product on a year-over-year basis is indicative of a stabilization in the market subsequent to the entry of a second generic vancomycin during the third quarter of fiscal 2014.

In summary, had all Merus' fiscal Q1 2016 revenues been recorded on a gross basis, revenue for the current quarter would have been $18.3 million, creating an adjusted EBITDA margin for the quarter of approximately 47%.

Nitrate Products - Acquisition Update

Upon closing the acquisition on February 4, 2016, the Company provides the following update:

•	Transaction value at closing was approximately $142 million
•	Final metrics equate to 2.8 times revenue and approximately 6.1 times expected forward EBITDA
•	Net debt at closing approximately $157 million, less than 3.0 times expected forward EBITDA

The acquisition of the UCB nitrate portfolio is a very strong strategic fit; adding product diversity, improving cost of capital and significantly increasing cash flow.

Fiscal 2016 Guidance

As we recently communicated, the Company anticipates fiscal 2016 adjusted EBITDA, without consideration of additional acquisitions, to be in the $43 million to $46 million range. Our pipeline remains robust, and we continue to look at a wide spectrum of opportunities including legacy products and growth assets.

Conference Call

The Company will hold a conference call tomorrow, Friday, February 12th at 8:30am ET to discuss Q1 2016. The conference call can be accessed by dialing +1-888-241-0551 and entering conference ID 49695250. International participants may dial +1-647-427-3415. A replay will be made available shortly after the call at the above number.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise and commercial platform in Europe, Canada and select other markets to deliver value.

Non-IFRS Financial Measures

The terms "EBITDA" and "adjusted EBITDA" are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes EBITDA and adjusted EBITDA are important measurements that allow it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation), foreign exchange gains or losses, investment income or expense, and acquisition costs. The Company's method for calculating EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA and adjusted EBITDA used by other issuers. See the Company's MD&A for a reconciliation of these measures to loss from continuing operations (the nearest IFRS measure). Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

Future-Oriented Financial Information

To the extent any forward-looking statements in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Merus and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under "Forward-Looking Statements".

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, guidance as to EBITDA and adjusted EBITDA for future financial periods, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations (including, without limitation, statements with respect to revenue, EBITDA and Adjusted EBITDA). Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions (including the Acquisition), Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Phone: (416) 593-3725, Email: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 16:05e 11-FEB-16